Exhibit 99.10

PRESS RELEASE

Integrated Power: TotalEnergies Sells 50% of its Shares in a
Gas Power Plant in the United Kingdom

Paris, December 16th, 2024 – TotalEnergies announces the sale to EPUKI, the UK subsidiary of EPH, of 50% of its shares in West Burton Energy, a company wholly acquired in June 2024 with the announced intention to resale one half.

West Burton Energy owns a 1.3 GW gas fired power plant and a 49 MW battery storage system in the United Kingdom. The plant will be operated by the joint venture between TotalEnergies and EPUKI.

“We are delighted to partner with EPH, a recognized and experienced power producer in the United Kingdom. Thanks to this operation, we are adjusting our net flexible generation capacity at 700 MW, which is consistent with the capacity required to support our Renewables growth in the United Kingdom. This integration between flexible and renewable assets will contribute to the objective of our Integrated Power business to reach 12% return by 2030”, said Sophie Chevalier, Senior Vice President Flexible Power & Integration at TotalEnergies.

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TotalEnergies in the UK

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain. As one of the country’s leading oil and gas operators, the Company operates around 30% of the UK Continental Shelf’s gas production, with average daily production of 142,000 barrels of oil equivalent per day (boe/d) in 2023 in company share.

TotalEnergies is deploying its Integrated Power strategy in the UK, which combines renewable power production and flexible power generation capacities. Its renewable portfolio in the county includes 1.1 GW of gross installed capacity (Seagreen offshore wind farm) and 4.5 GW under development. It was complemented in 2024 by the acquisition of gas-fired power plants (CCGT) with total output of 1.3 GW. The Company is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector. TotalEnergies also offers EV charging solutions and markets petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity reached over 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).